[EMBRAER LETTERHEAD]

July 26, 2006

VIA FACSIMILE AND EDGAR

Mr. Paul Dudek
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re:	Embraer–Empresa Brasileira de Aeronáutica S.A.
Application for Withdrawal of Registration Statement on Form F-3
File No. 333-134042

Dear Mr. Dudek:

          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Embraer–Empresa Brasileira de Aeronáutica S.A. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form F-3 (File No. 333-134042), together with all exhibits thereto (the “Registration Statement”).  The Registration Statement No. 333-134042 was originally filed with the U.S. Securities and Exchange Commission on May 12, 2006, and has not been declared effective.

          Pursuant to the Registration Statement, the Company registered resales, if any, from time to time, of its American Depositary Shares (“ADSs”) issuable upon exchange of the 6 ½% Exchangeable Notes due June 16, 2006 (the “Notes”) issued by Banco Nacional de Desenvolvimento Econômico e Social – BNDES, the Brazilian national development bank (“BNDES”).

          The Company is requesting the withdrawal of the Registration Statement given that none of the Notes were exchanged for ADSs of the Company as of June 16, 2006, the maturity date for all the Notes.  The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.  Accordingly, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

          Pursuant to Rule 457(p), the Company understands that the total filing fees associated with the Registration Statement may be offset against the total filing fee due for a subsequent registration statement.

          If you have any questions concerning our request for withdrawal, please call Richard S. Aldrich, Jr. of Shearman & Sterling, LLP, our counsel, at +55-11-3720-2201.

Very truly yours,

Embraer–Empresa Brasileira de Aeronáutica S.A.

By:	/s/ ANTONIO LUIZ PIZARRO MANSO

Name:	Antonio Luiz Pizarro Manso
Title:	Executive Vice-President Corporate and Chief Financial Officer